                                 EXHIBIT 99.1

                              [ADVANTA LETTERHEAD]

April 11, 2000


Norwest Bank Minnesota, N.A.
Sheridan Crossley
11000 Broken Land Parkway
Columbia, MD  21044-3562

RE:        ANNUAL STATEMENT AS TO COMPLIANCE

Pursuant to that certain Loan Servicing Agreement ("Agreement") dated as of April 1, 1999, American Residential Eagle Bond Trust 1999-1, I, H. John Berens, hereby certify that (1) a review of the activities of the Servicer during the preceding year and the performance under this Agreement has been made under my supervision, and (ii) to the best of my knowledge, based on such review, the Servicer has fulfilled all its obligations under this Agreement for such year.

Sincerely,


/s/ H. John Berens
H. John Berens
Sr. Vice President, Loan Service

HJB/lp
cc:  Mr. James L. Shreero
     Mary T. Woehr, Esq.